SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934

Lombard Medical, Inc.
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title and Class of Securities)

KYG555981094
(CUSIP Number)

Lisa Brinkley Invesco Ltd. 1555 Peachtree Street N.E., Suite 1800 Atlanta, Georgia 30309 Telephone number: (404) 892-0896
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Ltd. IRS # 980557567
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
	7	SOLE VOTING POWER 6,317,850
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,317,850
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,317,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.03%
14	TYPE OF REPORTING PERSON HC, IA

Item 1.  Security and Issuer.

This Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.01 per share (the “Ordinary Shares”), of Lombard Medical, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at Lombard Medical House, 4 Trident Park, Didcot, Oxfordshire OX11 7HJ, United Kingdom.

Item 2.  Identity and Background.

The person filing this statement is Invesco Ltd., a Bermuda corporation (the “Reporting Person”). The principal business address of the Reporting Person is 1555 Peachtree Street N.E., Atlanta, Georgia  30309. The Reporting Person is the parent company of Invesco UK Limited, which is the parent company of Invesco Asset Management Limited, which is the manager of a number of funds and accounts.

The Reporting Person, through its various subsidiaries, is primarily engaged in the business of providing investment management services to institutional and individual investors worldwide. This statement on Schedule 13D is being filed by the Reporting Person on behalf of itself.

Neither the Reporting Person, nor any of its directors, executive officers or controlling persons has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Purchases of the Ordinary Shares by the Reporting Person or its subsidiaries were funded by funds or accounts managed by the Reporting Person or its subsidiaries.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the Ordinary Shares for investment purposes.

The Reporting Person and its subsidiaries have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Person and its subsidiaries intend to review the investment in the Issuer on a continuing basis and may engage in communications with other shareholders of the Issuer, knowledgeable industry or market observers, members of the Issuer’s board of directors or management of the Issuer or other representatives of the Issuer, or other persons, regarding the Issuer, including but not limited to its operations, strategy, management, capital structure and the strategic alternatives that may be available to the Issuer.  Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D.

Notwithstanding anything contained herein, the Reporting Person and its subsidiaries specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Statement.

Item 5.  Interest in Securities of the Issuer.

In connection with the Issuer’s initial public offering (the “IPO”), Invesco Asset Management Limited purchased on behalf of certain funds and accounts advised by Invesco Asset Management Limited  1,951,818 Ordinary Shares at $11.00 per share.   The funds and accounts that purchased the Ordinary Shares and the amount purchased are as follows:  Perpetual Income and Growth Investment Trust PLC (56,026 Ordinary Shares), Invesco Perpetual UK Equity Pension Fund (560,264 Ordinary Shares), Invesco Perpetual UK Growth Fund (280,132 Ordinary Shares), Invesco Perpetual UK Strategic Income Fund (700,329 Ordinary Shares), Invesco UK Equity Fund (74,935 Ordinary Shares), Keystone Investment Trust PLC (70,033 Ordinary Shares), and The Shipbuilding Industries Pension Scheme (210,099 Ordinary Shares).  The Ordinary Shares were purchased from Jefferies LLC on behalf of the underwriters in connection with the IPO, and the purchases settled on April 30, 2014.

Additionally, on the closing of the IPO, certain funds and accounts advised by Invesco Asset Management Limited received a total of 4,366,032 Ordinary Shares by way of exchange pursuant to a scheme of arrangement described in the Issuer’s Final Prospectus dated April 25, 2014.  The funds and accounts that received the Ordinary Shares by exchange and the amount received are as follows:  Perpetual Income and Growth Investment Trust PLC (1,833,121 Ordinary Shares), Invesco Perpetual Children’s Fund (240,594 Ordinary Shares), Invesco Perpetual UK Growth Fund (1,230,688 Ordinary Shares), Invesco Perpetual UK Strategic Income Fund (458,545 Ordinary Shares), Invesco UK Equity Fund (226,387 Ordinary Shares), and Keystone Investment Trust PLC (376,697 Ordinary Shares). As of the date of this Statement, the Reporting Person beneficially owns a total of 6,317,850 Ordinary Shares, which in the aggregate represent 39.03% of the Issuer’s Ordinary Shares based on 16,185,797 Ordinary Shares outstanding disclosed by the Issuer on April 25, 2014.

The Reporting Person disclaims beneficial ownership of the securities referred to in this Statement, and the filing of this Statement will not be construed as an admission that the Reporting Person is for the purpose of Schedule 13D or 13G of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of any securities covered by this Statement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the IPO, Invesco Asset Management Limited entered into a lock-up agreement with Jefferies LLC and Barclays Capital Inc., pursuant to which Invesco Asset Management Limited agreed not to sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or otherwise dispose of any Ordinary Shares, options or warrants to acquire Ordinary Shares, or securities exchangeable or exercisable for or convertible into Ordinary Shares owned either of record or beneficially, or publicly announce an intention to do any of the foregoing for a period of 180 days beginning on April 24, 2014.

The foregoing description of the lock-up agreement is intended as a summary only and is qualified in its entirety by reference to the form of lock-up agreement, which is listed as Exhibit 1 to this Statement and is incorporated by reference herein.

Item 7.  Material to be Filed As Exhibits.

Exhibit 1
Form of Lock-Up Agreement by and among Invesco Asset Management Limited and Jefferies LLC and Barclays Capital Inc.  Previously filed as Exhibit D to Exhibit 1.1 to Lombard Medical, Inc.’s Form F-1/A filed on March 31, 2014 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 12, 2014

                INVESCO LTD.

                 By:    /s/Lisa Brinkley
        Name:  Lisa Brinkley
        Title: Global Assurance Officer